

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2018

Adi Hoess, Ph.D., M.D.
Chief Executive Officer
Affimed N.V.
Technologiepark
Im Neuenheimer Feld 582
69120 Heidelberg, Germany

> **Re: Affimed N.V.**
> **Registration Statement on Form F-3**
> **Filed October 22, 2018**
> **File No. 333-227933**

Dear Dr. Hoess:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Derek Dostal, Esq.